July 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:     Tonya Aldave

John Dana Brown

Rolf Sundwall

Michelle Miller

Re:                 Aurora Acquisition Corp.

Amendment No. 5 to the Registration Statement on Form S-4

Filed April 25, 2022

File No. 333-258423

Ladies and Gentlemen:

On behalf of Aurora Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated May 9, 2022 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 5 to the Registration Statement on Form S-4 filed on April 25, 2022. In connection with such responses, the Company is concurrently filing an Amendment No. 6 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not defined in this letter have the meaning given in the Amended Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Registration Statement on Form S-4 filed April 25, 2022

General

1.	Please revise references to Better maintaining profitability, or similar statements, to be consistent with the significant losses recorded by Better in fiscal year ended December 31, 2021.

Response to Comment 1:

The Company respectfully advises the Staff that it has revised the disclosure throughout the Amended Registration Statement to moderate and balance the disclosure based on the net loss reported by Better for the fiscal year ended December 31, 2021 and for the quarter ended March 31, 2022.

2.

We note your disclosure that starting in December 2021 Better has implemented significant workforce reductions. Please revise your disclosure to quantify this reduction in workforce, indicating the number of employees that you lost during the reduction in workforce, and the number of employees prior to and after the reduction. In this regard, we note that some news articles report that Better has lost over 30 percent or 50 percent of its workforce since December 2021.

Response to Comment 2:

The Company respectfully advises the Staff that it has revised its disclosure on pages 41, 82 and 350 of the Amended Registration Statement to quantify the cumulative reduction of Better’s workforce since December 2021. During the fourth quarter of 2021, Better’s workforce peaked at approximately 10,400 team members, compared to approximately 2,900 team members as of May 15, 2022.

3.

We note your reference on page 402 to the side letter Mr. Garg signed with SoftBank and that you plan to file it as an exhibit to your registration statement. Please disclose all material terms of the agreement.

Response to Comment 3:

The Company respectfully advises the Staff that it has filed the form of Post-Closing Convertible Notes Side Letter as Exhibit 10.27, which was not previously filed as while it has been executed in escrow, it has not yet been counter-signed by SoftBank. The Company respectfully advises the Staff that it believes the material terms of the Post-Closing Convertible Notes Side Letter are disclosed on pages 103 and 426 of the Amended Registration Statement.

How does the Sponsor intend to vote their shares?, page 35

4.	Please revise here to state the total percentage of issued and outstanding ordinary shares that have been committed to vote in favor of the business combination.

Response to Comment 4:

The Company respectfully advises the Staff that 30.1% of issued and outstanding ordinary shares of Aurora common stock have been committed to vote in favor of the Business Combination. The Company has revised the disclosure on page 35 and throughout the Amended Registration Statement to include this information.

Risk Factors, page 78

5.

Please add a standalone risk factor to address how changes to Better’s labor model may impact performance. In this regard, we note your disclosure on page 79 where you state that “[b]beginning in the third quarter of 2021, [you] experienced an increase in Purchase Loan Volume, which is more labor intensive than Refinance Loan Volume.” Discuss any difficulties you may have in managing a more labor intensive product line, but with a reduced workforce. In addition, discuss how moving towards a more labor intensive line of business will impact your costs and financial performance.

Response to Comment 5:

The Company respectfully advises the Staff that it has added a standalone risk factor on page 86 of the Amended Registration Statement that describes the risks associated with Better processing greater Purchase Loan Volume (as compared to Refinance Loan Volume) given Better’s smaller workforce.

6.

Please add a standalone risk factor addressing any harm that may come from your continued relationship with your Founder, Vishal Garg, and continued relationships with his affiliates. Discuss, for example, whether it would be difficult to end the agreements with his affiliates because they are integral to your operations, but continuing the agreements or relationships may be harmful to your company because they perpetuate your association with Mr. Garg. Likewise discuss whether Mr. Garg’s substantial minority ownership of Better could result in harm to your company because such ownership supports him taking a prominent leadership role in the company. We note that actions and events relating to Vishal Garg have led to the dissatisfaction and resignation of Better management and employees, have detrimentally affected Better’s productivity and financial results, and have disrupted third party relationships, as discussed on page 82 of your prospectus.

Response to Comment 6:

The Company respectfully advises the Staff that it has added a standalone risk factor on pages 86 and 87 of the Amended Registration Statement to detail the risks associated with its continued relationship with the Better Founder and CEO. In response to other comments from the Staff, the Company respectfully advises the Staff that it has added further information to the Amended Registration Statement regarding the risks associated with continued relationships with affiliates of the Better Founder and CEO on pages 87 through 89 of the Amended Registration Statement and regarding the Board’s reasons for choosing to continue Better’s relationship with the Better Founder and CEO following the cultural review on pages 83 and 84 of the Amended Registration Statement.

7.

Update your risk factor disclosure that discusses your growth or recent trends to more clearly reflect recent trends impacting your business. We note that rising interest rates have caused a deterioration in financial performance and that you have had a substantial workforce reduction. For example, please revise the following:

Revise the heading of the risk factor “We may not be able to continue to grow our loan production business” on page 78 to be consistent with any recent declines in your business, and regarding the risk factor “Our business and operations have experienced rapid growth” on page 80, revise the heading and first paragraph of the risk factor to discuss recent negative trends in your business such as any declines in loan production and number of employees.

Response to Comment 7:

The Company respectfully advises the Staff that it has revised its disclosure on pages 89 through 92 of the Amended Registration Statement to describe in greater detail the trends affecting Better’s business and the broader market for home finance offerings since the second half of 2021.

8.

Please revise the risk factor “Our business and our mortgage loan origination revenues are highly dependent on macroeconomic and U.S. residential real estate market conditions” on page 101 and the risk factor “Our business is significantly impacted by interest rates” on page 103 to provide quantitative disclosure, to the extent available, explaining how recent changes in the macroeconomic environment and interest rates have impacted your business.

Response to Comment 8:

The Company respectfully advises the Staff that it has added quantitative disclosure regarding the impact of increasing interest rates on Better’s Funded Loan Volume and Gain on Sale Margin on pages 109 through 111 and 391 to 392 of the Amended Registration Statement. Also, as discussed in response to Comment 21, the Company has enhanced its disclosure on page 360 of the Amended Registration Statement to describe the impact of market conditions on Better’s Gain on Sale Margin.

If we cannot maintain and improve our corporate culture, page 82

9.

Please discuss the board’s reasoning for retaining Mr. Garg as CEO following the cultural assessment. We note your statement that based on that review, Better identified a number of areas of its workplace culture that require improvement, many of which relate to actions taken by Mr. Garg.

Response to Comment 9:

The Company respectfully advises the Staff that it has revised its disclosure on pages 83 through 85 of the Amended Registration Statement to disclose that the Better Board carefully considered whether Better’s senior leadership should remain in place following the widely-publicized fallout from the commencement of the series of workforce reductions in December 2021. Better firmly believes that Mr. Garg has set the strategic vision for its business, which remains the Board’s primary target, and that the continuity of Mr. Garg’s vision, his experience from having founded Better, the key role Mr. Garg has served in growing Better as its Founder and CEO since its inception in 2015, along with his robust institutional knowledge, which is derived from such experience, are valuable assets that would be difficult to replace. These factors, together with Mr. Garg’s verbal commitment to improve the workplace culture and additional safeguards implemented by the Board, which are described throughout the Amended Registration Statement, has resulted in Mr. Garg’s retention and continued role as director and CEO.

10.	Here, or in an appropriate place, address any company investigations into, and the results of those investigations, regarding:

Allegations regarding the Better Founder and CEO, related to prior business activities, that he breached his fiduciary duties to another company he co-founded, misappropriated intellectual property and trade secrets, converted corporate funds and failed to file corporate tax returns, as referenced on page 94;

Allegations regarding the Better Founder and CEO, related to prior business activities, that investors did not receive required accounting documentation and that the Better Founder and CEO misappropriated funds that should have been distributed to the investors, as referenced on page 94;

Allegations of workplace grievances prior to the placement of your former chief product officer on administrative leave, as referenced on page 95; and

Allegations by Pine Brook regarding fiduciary duty breaches in connection with Better’s corporate governance, as referenced on page 337.

Response to Comment 10:

The Company respectfully advises the Staff that it has revised the disclosure on pages 84, 102 and 103 of the Amended Registration Statement to provide further information on investigations into these topics.

With respect to the prior business activities of the Better Founder and CEO, other than conducting customary know-your-customer due diligence on investors in its investment rounds, Better does not have visibility into the sources of funds invested by its investors, including funds received from affiliates of the Better Founder and CEO, and does not believe these lawsuits are material to its business as Better is not party to such lawsuits.

With respect to the administrative leave of Better’s former Chief Product Officer, the Company respectfully advises the Staff that Better took steps, as noted, to place the Chief Product Officer on administrative leave following an investigation, but does not believe that additional detail regarding the investigation is material to investors.

With respect to the allegations by Pine Brook, the Company respectfully advises the Staff that Pine Brook threatened to make claims alleging breach of fiduciary duties, but did not do so. Accordingly, Better did not conduct an investigation into any such claims, though Better was prepared to vigorously defend against such claims.

Loss of our key management, including the Better Founder and CEO, page 95

11.

It appears that Better has significant relationships with entities controlled by or otherwise related to Vishal Garg. If applicable, please disclose the risk to Better if it is no longer able to obtain products or services from the related entities Notable Finance LLC and 1/0 Capital.

Response to Comment 11:

The Company respectfully advises the Staff that it has added a standalone risk factor on pages 86 through 89 of the Amended Registration Statement to aggregate and expand on the disclosure of risks to Better if it is no longer able to obtain products or services from entities affiliated with the Better Founder and CEO.

We identified a material weakness in our internal control over financial reporting, page 96

12.

You disclose that Better identified a material weakness in its internal control over financial reporting as of December 31, 2021. Please disclose the nature of the material weakness, the impact on its financial reporting and internal controls over financial reporting and how the actions taken by the Board as disclosed, address the material weakness. Refer to Rule 1.02 of Regulation S-X.

Response to Comment 12:

The Company respectfully advises the Staff that it has revised its disclosure on page 104 of the Amended Registration Statement to clarify that Better had not maintained an effective control environment based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which requires Better to demonstrate a commitment to integrity and ethical values, and for management to establish structures, reporting lines, and appropriate authorities and responsibilities. This resulted in a material weakness in Better’s internal controls over financial reporting. The Company respectfully advises the Staff that Better is not aware of any misstatement (material or otherwise) of its annual or interim consolidated financial statements that has resulted from this material weakness.

Information About Better; Better Overview, page 311

13.

In your discussion of Better, you address the evolution of and value proposition to customers of your technology platform and Tinman, using rules-driven AI that provides customers with an optimal, highly personalized home finance, real estate, and insurance product selection and ultimately dramatically lower costs and fees. Please expand your discussion to explain your sales and pricing strategies on the sell side of your business model/platform that generates substantially all of your revenue and or gain on sale margin, the decline of which you attribute to the net loss of $303.8 million for the year ended December 31, 2021 compared to $172.1 million net income for year-ended December 31, 2020. Please also address how changes in interest rates, volume and average days loans held for sale impact the gain on sale margin.

Response to Comment 13:

The Company respectfully advises the Staff that it has revised its disclosure on page 326 of the Amended Registration Statement to enhance its disclosure of Better’s sales and pricing strategy. The Company has specifically added tabular disclosure to compare MBA Average 30-year fixed interest rates to those offered by Better for the periods presented, as well as describe the effect of these rates on Better’s Gain on Sale Margin, Net Income (Loss) Margin, and Adjusted Net Income (Loss) Margin.

14.

You disclose that Tinman allows you to change the cost structure of the legacy homeownership process, shifting the model from one built around expensive commissioned intermediaries to one focused on the customer and because you are digitally native, that you have been able to re-architect the problematic aspects of traditional industry processes in favor of the consumer, delivering them value through lower cost, faster speed, and greater certainty relative to industry averages, including that Better’s interest rates were consistently lower than the industry average from January 2018 through December 2021 according to the MBA Weekly Applications Survey for a 30-year fixed mortgage. Please disclose Better’s interest rates vs. industry averages for the periods mentioned.

Response to Comment 14:

The Company respectfully advises the Staff that it has revised its disclosure on page 326 of the Amended Registration Statement to compare Better’s interest rates to the industry averages for the periods mentioned. For the year ended December 31, 2019, Better’s average 30-year fixed mortgage rate was 3.83%, compared to the 4.26% MBA Average 30-year fixed rate. For the year ended December 31, 2020, Better’s average 30-year fixed mortgage rate was 3.13%, compared to the 3.33% MBA Average 30-year fixed rate. For the year ended December 31, 2021, Better’s average 30-year fixed mortgage rate was 2.97%, compared to the 3.17% MBA Average 30-year fixed rate.

15.

You disclose that your integrated digital platform has allowed you to deploy new products at a high velocity. Please disclose the number and related volume of new products deployed for each year presented.

Response to Comment 15:

The Company respectfully advises the Staff that Better does not deploy new products in a manner or type suitable for this type of quantification and that it has revised its disclosure on page 327 of the Amended Registration Statement to clarify that Better seeks to use its integrated digital platform to deploy new products when opportunities arise. For example, Better introduced its homeowners insurance offering in January 2019 and is trialing its Better Home Improvement Line of Credit and Better Cash Offer program driven by its digital platform.

Our Products, page 313

16.	Please disclose the average loan to value at origination and if unavailable, why.

Response to Comment 16:

The Company respectfully advises the Staff that because Better sells substantially all of its loan production to loan purchasers, Better does not hold substantially all of its loan production in a manner that would make the average loan to value material to its business. Therefore, the primary risk to Better’s business relates to its repurchase reserve, which has not been material historically, and is addressed further in response to the Staff’s Comment 32. Furthermore, the vast majority of Better’s origination volume conforms to GSE origination standards, particularly those of Fannie Mae and Freddie Mac, which have specific loan to value requirements. As disclosed in the Amended Registration Statement, in 2020, 2021 and the quarter ended March 31, 2022, 96%, 93% and 94%, respectively, of Better’s loans conformed to GSE standards. Accordingly, Better does not comprehensively track loan-to-value for its originated loans on an aggregated basis.

Our Business Model, page 340

17.	Please present your comparative year-over-year revenue metrics, such as Home Finance and Better Plus, in a table format to enhance the visibility of trends.

Response to Comment 17:

The Company respectfully advises the Staff that it has revised its disclosure on pages 356 and 357 of the Amended Registration Statement to provide year-over-year revenue metrics in a tabular format.

Ability to Acquire New Customers and Scale Customer Acquisitions, page 342

18.

Please expand your discussion of the scalability of your organizational structure to explain why, despite the 139% increase in year over year Funded Loan Volume and 41% increase in revenue from 2020 to 2021, mortgage platform expenses increased 137% in 2021. Also address what prevented you of scaling down operationally in response to changing interest rate and macroeconomic environment in 2021.

Response to Comment 18:

The Company respectfully advises the Staff that it has expanded its disclosure on pages 361 and 362 of the Amended Registration Statement to describe Better’s focus on market share growth throughout 2021 even as Gain on Sale Margin and the interest rate environment shifted. Better’s focus on growing market share led it to maintain lower rates and correspondingly lower Gain on Sale Margins, which resulted in lower revenue per Funded Loan. Concurrently, Better experienced higher costs during this period as it continued to expand its workforce, spend more on customer acquisition and invest in its technology and product offerings. As described in the Amended Registration Statement, Better subsequently has engaged in successive reductions in its workforce to a more sustainable level given its current and expected Funded Loan Volume.

Expanding our Technological Innovation and Maintaining our Cost Advantage, page 342

19.

You disclose that you are able to manufacture loans at a substantially lower cost relative to the industry average, which in turn enables you to offer your customers lower rates. Please disclose your cost and the industry average.

Response to Comment 19:

The Company respectfully advises the Staff that in 2021, Better’s mortgage production labor cost per unit was approximately $2,800 on average per quarter, compared to an average of approximately $6,000 on average per quarter according to the MBA Quarterly Mortgage Bankers Performance Reports. Despite this lower cost, in 2021, Better’s sales employees closed approximately 24 loans per quarter, compared to approximately an average of 22 loans per sales employee per quarter according to the MBA Quarterly Mortgage Bankers Performance Reports. The Company has revised its disclosure on pages 339 and 361 of the Amended Registration Statement to provide this information and greater balance for the disclosure.

20.

You disclose that your licensed sales team members manufactured significantly more loans per salesperson per month compared to the MBA industry average, according to the MBA Quarterly Mortgage Bankers Performance Reports for each quarter in 2020. Please disclose these averages.

Response to Comment 20:

As described in response to Comment 19, the Company respectfully advises the Staff that Better’s sales employees, excluding those participating in Better’s sales employee training program, closed approximately 24 loans per quarter in 2021, compared to an average of approximately 22 loans per sales employee per quarter according to the MBA Quarterly Mortgage Bankers Performance Reports (the “MBA Reports”). Better believes this average has been affected by the expansion of its workforce throughout 2021 because, in contrast, Better’s sales employees, excluding those participating in Better’s sales employee training program, closed approximately 55 loans per quarter in 2020, compared to an average of approximately 29 loans per sales employee per quarter according to the MBA Reports. The Company has revised the disclosure on pages 339 and 361 of the Amended Registration Statement accordingly.

Fluctuation in Interest Rates, page 343

21.

You disclose that as a result of your focus on growing your market share of Funded Loan Volume, combined with a decrease in overall funding activities in the mortgage market generally, you experienced sizable compression in 2021 relative to the levels of 2020, with a Gain on Sale Margin of 2.05% for the year ended December 31, 2021 compared to 3.71% in the year ended December 31, 2020. You also disclose that you expect that your results will continue to fluctuate based on a variety of factors, including interest rates as you continue to seek to increase your business, including Funded Loan Volume and that you may continue to incur net losses in the future. Please tell us and expand your discussion to clarify how the impact of the decrease in overall funding activity in the mortgage market impacted the gain on sale margin considering the overall increase in your loan volumes in excess of 100% from 2020 to 2021.

Response to Comment 21:

The Company respectfully advises the Staff that it has expanded its disclosure on pages 326 and 362 of the Amended Registration Statement to explain that increased competitiveness among lenders given declining consumer demand resulted in an industry-wide mortgage supply-demand imbalance, which reduced gain on sale margins throughout the mortgage industry, including for Better. Notwithstanding such industry headwinds, Better decided to prioritize market share growth involving funding less profitable loans, which strategy was ultimately set aside as market conditions continued to deteriorate. Also, as discussed in response to Comment 8, the Company has enhanced its disclosure on pages 109 through 111 and 391 to 392 of the Amended Registration Statement to describe the impact of increasing interest rates on Better’s Funded Loan Volume and Gain on Sale Margin.

Key Business Metrics, page 345

22.	Please disclose the Gain on Sale Margin for your different loan volume portfolios, for example, funded loan volume and refinance loan volume.

Response to Comment 22:

The Company respectfully advises the Staff that for purposes of loan monetization, which results in Gain on Sale that Better recognizes as revenue, Better does not distinguish between Purchase Loans and Refinance Loans. Historically, Better has not observed material differences in Gain on Sale Margin, which is recognized as revenue, between such products. The Company has revised its disclosure on page 365 of the Amended Registration Statement accordingly.

Gain on Sale Margin, page 347

23.

Please revise your discussion to provide comparative year over year metrics and disclose changes from 2020 to 2021 followed by 2019 to 2020 consistent with your other related disclosures to ensure a balanced discussion.

Response to Comment 23:

The Company respectfully advises the Staff that it has revised its disclosure on pages 363 through 365 of the Amended Registration Statement accordingly.

Results of Operations, page 352

24.

Please enhance your Results of Operations discussion to explain the drivers of your net loss of $303.8 million for the year-ended December 31, 2021 compared to net income of $172.1 million for the year ended December 31, 2020, including how the factors that you discuss in the risk factor “We face intense competition that could materially and adversely affect us” on page 111 contributed to your net loss.

Response to Comment 24:

The Company respectfully advises the Staff that it has enhanced its disclosure on page 362 of the Amended Registration Statement to explain the market dynamics that led to decreased gain on sale throughout the mortgage market, which, combined with Better’s strategy to prioritize market share growth in a compressing market, resulted in a substantial net loss during such periods. For clarity, Gain on Sale Margin effectively represents the difference in value of Better’s loan production compared to the price received on the sale of such loan production – it is not a measure of profitability based on the cost to produce such loans, but rather a measure of revenue recognized upon sale of such loans. Please see the Gain on Sale Margin definition on page 5 of the Amended Registration Statement for a complete definition.

Mortgage Platform Revenue, page 353

25.	Please disaggregate net gain on sale of loans by your different loan volume portfolios, for example funded loan volume and refinance loan volume.

Response to Comment 25:

As described in response to Comment 22, the Company respectfully advises the Staff that Better does not manage its business to optimize its Gain on Sale Margin for Purchase Loans or Refinance Loans specifically because historically it has not observed material differences in Gain on Sale Margin between such products. The Company has revised its disclosure on pages 365 and 366 of the Amended Registration Statement accordingly.

Operating Expenses, page 355

26.

Please enhance your Operating Expenses discussion to describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact, for example, impact of your reorganization on operating expenses. Please also address the fixed and variable components of your operating expenses considering your discussion of the scalability of customer acquisitions discussed on page 344.

Response to Comment 26:

The Company respectfully advises the Staff that it has revised the disclosure on page 368 of the Amended Registration Statement to discuss the operational reorganization of Better’s sales and operations teams in the third quarter of 2021, a series of workforce reductions beginning in December 2021 and related severance costs, which negatively impacted Better’s loan production volume and potential to achieve profitability in the fourth quarter of 2021 and increased costs in the first quarter of 2022. In addition, the Company has also revised its disclosure on page 362 of the Amended Registration Statement to discuss Better’s belief that such reorganization will ultimately improve our customer experience, increase opportunities for cross-selling additional products and services that did not exist previously (subject to any applicable affiliated business arrangement or other disclosure or business restrictions), create opportunities for increased automation of non-customer facing tasks, and maintain cost advantage.

Better has a limited operating history and has experienced rapid growth and contraction while concurrently making significant investments to develop new products and services. Given this history, the components of Better’s fixed and variable cost are constantly evolving, which results in an inability to quantify fixed and variable cost in a manner that would allow consistent presentation across periods. Accordingly, in response to the Staff’s comment, the Company has revised its disclosure at page 335 of the Amended Registration Statement and respectfully submits that further description of Better’s fixed and variable cost in the proxy statement/prospectus could be imprecise and lead to investor confusion.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk, page 367

27.

Please enhance your discussion to provide quantitative information about your interest rate risk which was a material factor in your 2021 net loss of $303.8 million as a result of the reduction in Gain on Sale Margin to 2.05% for the year ended December 31, 2021 compared to 3.71% in the year ended December 31, 2020, including as required, the appropriate presentation. Refer to Item 305 of Regulation S-K.

Response to Comment 27:

The Company respectfully advises the Staff that it has revised its disclosure on pages 391 through 392 of the Amended Registration Statement to provide quantitative information about its interest rate risk.

Credit Risk, page 368

28.	Please disclose the average loan to value at origination and if unavailable, why.

Response to Comment 28:

As described in response to Comment 16, the Company respectfully advises the Staff that Better’s average loan to value at origination is not material to its business because Better sells substantially all of its loan production to loan purchasers shortly after origination. The vast majority of Better’s origination volume conforms to GSE origination standards, particularly those of Fannie Mae and Freddie Mac, which have specific loan to value requirements. In 2020, 2021 and the quarter ended March 31, 2022, 96%, 93% and 94%, respectively, of Better’s loans conformed to GSE standards, including conforming to loan to value requirements. Accordingly, Better does not comprehensively track loan-to-value for its originated loans on an aggregated basis.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Cash Offer Program, page F-43

29.

You disclose that for the year ended December 31, 2021, you recognized revenue from the Better Cash Offer Program in the amount of $39.4 million which reflects the purchase price of homes paid to you by customers using our Better Cash Offer program. You also disclose on page 350, that Other Platform Expenses include the full cost of the related home including costs for maintaining the home before it is transferred to the buyer. Please provide us with your analysis to support your accounting as a principle versus agent in this program. Refer to ASC 606-10-55.

Response to Comment 29:

The Company respectfully advises the Staff that the Company has determined its accounting conclusions on principal versus agent considerations based on the analysis that follows below.

In the fourth quarter of 2021, Better launched a new product offering, the Cash Offer Program (“Program”), designed to help Better’s customers (“Buyer”) gain an advantage against others in a highly competitive real estate market. Through the Program, the Buyer completes Better’s regular underwriting process to gain pre-approval for a mortgage. Once pre-approved and the Buyer has identified a home, as well as established a bidding amount for the home, Better will make a cash offer to the seller of the home (“Seller”). The bidding amount is reviewed by Better’s agents to confirm the bid is in line with an appraisal of the home, local market, and within Better’s policies. If the Seller accepts the offer made by Better, then Better will pay for the home up front in cash and typically close within seven days (“Seller Contract”). Upon the Seller’s acceptance of the offer, Better and the Buyer enter into a separate agreement to sell the home to the Buyer (“Buyer Contract”) and the Buyer pays a 5% deposit which can be applied to the down payment of the home at closing of the Buyer Contract. The Buyer Contract does not obligate the Buyer to purchase the home. However, if they do not complete the purchase of the home, the Buyer forfeits their 5% deposit.

Once Better closes on the Seller Contract, Better takes legal title of the home. Better offers the Buyer the opportunity to occupy and lease the home before the Buyer Contract is completed. Conversely, Better may also allow the Seller to occupy the home on a lease basis, the revenue from which is not material to Better. Arrangements that do not include a lease are accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) and arrangements that include a lease are accounted for as sales type leases under ASC 842, Leases (“ASC 842”).

Control and Principal versus Agent Considerations

Better has concluded that the nature of its promise is to transfer the home directly to the Buyer as a principal (whether as a sale under ASC 606 or as a sales type lease under ASC 842). In arriving at this conclusion, Better determined that it has obtained control over the home prior to transferring the home to the Buyer. When determining it obtained control of the home, Better considered the general notion of control as used throughout ASC 606 (specifically ASC 606-10-25-25) as well as the principal versus agent guidance set forth at ASC 606-10-55-36 through 55-39A). Specifically, Better notes that the Seller relinquishes control of the home upon the transfer of legal title and ownership to Better, which at that point the home is controlled by Better as Better has the ability to direct the use of and obtain the benefits of the home as well as prevent other entities from directing its use or obtaining the benefits of the home. Better directs the use of the home by transferring the home to the Buyer, thus satisfying Better’s obligation to transfer the home, or by leasing the home to the Buyer or the Seller. Until title is transferred to the Buyer, Better also restricts other entities (including the Buyer if not leased to the Buyer) from directing the use of and obtaining the benefits from the home. Better therefore believes it controls the home until it is transferred to the Buyer.

Better also considered, but rejected, the alternative view that the nature of Better’s obligation is to arrange for the Seller to transfer the home directly to the Buyer. Better rejected this view because the home is not transferred from the Seller to the Buyer. The Seller has no contract with the Buyer and the Seller loses control (the ability to direct the use of and obtain the benefits from the home) well before control is transferred from the Seller to the Buyer. This is because Better obtains control of the home from the Seller and has a promise to transfer the home to the Buyer if and when the Buyer closes on the purchase of the home through the Buyer Contract. Better further considered the indicators of control in the principal-agent guidance within ASC 606-10-55-39 as follows:

•

Better is primarily responsible for fulfilling the promise to provide the specified good: Upon the closing of the Seller Contract, the Seller transfers the legal title of the home to Better. Legal title is not transferred to the Buyer until the Buyer Contract closes. Better is primarily responsible for selling and delivering the home to the Buyer per the Buyer Contract. That is, Better has the obligation to transfer the home to the Buyer and this obligation is only satisfied once the Buyer Contract closes and Better transfers title and ownership of the home to the Buyer. There are no agreements directly between the Seller and Buyer and the Seller is not transferring the home directly to the Buyer. Once the home has been purchased by Better from the Seller under the Seller Contract, the Seller is no longer participating in the transaction and bears no responsibility directly to the Buyer. The Buyer has no recourse against the Seller and only has recourse against Better for normal representations and warranties typically included in a real estate transaction (which Better obtains from the Seller under the Seller Contract).

•

Better has inventory risk before the specified good has been transferred to a customer: Better holds legal title to the home and is exposed to the economic risks associated with owning the home. Better is responsible for maintenance costs as well as taxes, utilities, and any homeowners association fees. Better has insurance to protect against the risk of loss as a result of damage or destruction of the home and Better is the beneficiary in the insurance policy. If an incident were to occur or new information was discovered between the purchase of the home by Better and the sale of the home to the Buyer that severely lowered the fair market value of the home, Better would bear that loss. The Buyer has no obligation to Better and has no rights to the home until the Buyer Contract is closed and legal title is transferred to the Buyer. Further, Better has the sole right to allow the Buyer to early occupy the home and extend the Buyer Contract for up to an additional 180 days in exchange for a rental fee as part of a lease agreement between Better and Buyer or if the Buyer needs to sell their existing home as part of a buy/sell transaction. The Buyer is free to walk away from the Buyer Contract at any time up until the Buyer Contract closes. If the Buyer decides to walk away, they would forfeit the 5% deposit paid to Better. In this instance, Better would still hold legal title and continue to have substantive inventory risk until it finds another buyer, which could result in significant losses in a declining home price environment.

•

Better has discretion in establishing the price for the specified good: The Program is Better’s and as such Better has the sole discretion to change the terms, conditions, and pricing of the Program. Further, Better implicitly agrees on establishing the price of the home through its underwriting process and pre-approval of the Buyer’s offer.

Better also considered whether the purchase of the home from the Seller coinciding with the commitment to sell it to the Buyer constitutes the contracts being combined. However, despite the contracts being entered into at or near the same time, the contracts are with different counterparties, not with one another, and are not combined. The Seller and Buyer do not transact with one another and the Buyer has no recourse against the Seller or vice versa in the event that the Buyer walks away from the Buyer Contract. Also, Better still has the risk of loss until the Buyer Contract is finalized, evidenced by various factors outlined above. Therefore, Better determined that the purchase of the home from the Seller and subsequent sale to the Buyer are separate transactions.

Based on the guidance under ASC 606-10-25-25 and ASC 606-10-55-39, Better believes that it has control of the home and is the principal in the arrangement and as such presents revenue and expenses from the Program on a gross basis on its statement of operations. Similarly, Better recognizes the full sales price and cost of sales for the home as a sales type lease, in accordance with ASC 842, on the date the Buyer takes possession of the property in instances where Better elects to allow the Buyer to early occupy the home.

Note 9. Related Party Transactions, page F-65

30.

Please disclose and or clarify the contractual term of your agreements with 1/0 Capital, LLC, TheNumber, LLC, Holy Machine, LLC and Notable Finance, LLC, including any terms for which related amounts recognized in the financial statements presented are expected to change. Refer to ASC 850-10-50-1(c).

Response to Comment 30:

The Company respectfully advises the Staff that it has revised the disclosure on pages 429 through 432 of the Amended Registration Statement to provide enhanced disclosure with respect to the contractual term of its agreements with 1/0 Capital, TheNumber, Holy Machine and Notable.

31.

Please disclose how the related party transaction expenses recognized in the financial statements were determined, if these amounts would have been significantly different from those that would have been obtained if provided by autonomous parties and if any such services are integral to Better’s operating platform. Refer to ASC 850-10-50-6.

Response to Comment 31:

The Company respectfully advises the Staff that it has revised the disclosure on pages 87 to 88 and F-136 to F-137 of the Amended Registration Statement to provide this disclosure.

Note 11. Risks and Uncertainties, page F-70

32.

You disclose that your loan repurchase reserve increased from $7.4 million at December 31, 2020 to $17.5 million at December 31, 2021 and that there were no charge-off or recoveries of the loan repurchase reserve during the years ended December 31, 2021 and 2020. You also disclose in a risk factor on page 88 that you have been and may in the future be required to repurchase or substitute loans or MSRs that you have sold or indemnify purchasers of your loans or MSRs if you breach representations and warranties. Please reconcile these statements and update your disclosures accordingly, including the reason for the repurchase or substitution and the related activity, as necessary.

Response to Comment 32:

The Company respectfully advises the Staff that the provision for the loan repurchase reserve is included within Mortgage Platform Expenses. The loan repurchase reserve is an estimated expected loss based on the number of loans that have been sold to a purchaser within the preceding 36 months of the most recent balance sheet date, and are subject to a risk of repurchase. When Better sells mortgage loans, it makes customary representations and warranties to the purchasers about various characteristics of each loan, such as the ownership of the loan, the validity of the lien securing the loan, the nature and extent of underwriting standards applied, and the types of documentation being provided. If a defect in the characteristics of the loan is identified after the loan has been sold, Better may be required to repurchase the loan from the purchaser.

Better continuously evaluates its loan repurchase reserve based on the market risk of future repurchases. The Company has enhanced its disclosure and Better has included the activity for the loan repurchase reserve for the three months ended March 31, 2022 and 2021 on page F-140 of the Amended Registration Statement and will also include such disclosure in future filings. Better concluded that the charge-offs and recoveries related to the loan repurchase reserve for each of the quarterly periods in, and the years ended December 31, 2021 and 2020 were not material to the financial statements as a whole. The quarterly activity for the loan repurchase reserve is as follows:

	2020				2021				2022
(In thousands)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Repurchase Reserve at beginning of period	$—	$2,239	$3,396	$5,189	$7,438	$11,398	$14,846	$15,350	$17,540
Provision	2,254	1,157	1,801	2,253	4,132	3,617	874	5,157	6,741
Charge-offs	(15)	—	(8)	(4)	(172)	(169)	(370)	(2,967)	(5,337)

Repurchase Reserve at end of period	$2,239	$3,396	$5,189	$7,438	$11,398	$14,846	$15,350	$17,540	$18,944

Exhibits

33.

Please file your agreements with Notable Finance, TheNumber, or 1/0 Capital, 1/0 Holdco and related entities as exhibits to your registration statement. In addition, ensure that your prospectus contains all material terms of such agreements.

Response to Comment 33:

The Company respectfully advises the Staff that it has filed all material agreements with these entities as exhibits to this filing and revised its disclosure accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623 of Ropes & Gray LLP.

Very truly yours,

/s/ Carl P. Marcellino

Carl P. Marcellino

cc:	Arnaud Massenet, Aurora Acquisition Corp.

Elizabeth Todd, Ropes & Gray LLP